Exhibit 99.1

form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item	1: Name and Address of Company

BELLUS Health Inc. (“BELLUS Health”)

275 Blvd. Armand-Frappier

Laval (Québec)

H7V 4A7

Item	2: Date of Material Change

June 28, 2023

Item	3: News Release

On Wednesday, June 28, 2023, a news release relating to the material change referred to herein was disseminated via CNW Telbec and subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) under BELLUS Health’s issuer profile on www.sedar.com and www.sec.gov.

Item	4: Summary of Material Change

On June 28, 2023, BELLUS Health completed the previously announced plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”) with 14934792 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of GSK plc (“GSK”), pursuant to which the Purchaser acquired all of the issued and outstanding common shares of BELLUS Health (the “Common Shares”) for US$14.75 in cash per Common Share.

Item	5: Full Description of Material Change

Item 5.1: Full Description of Material Change

On June 28, 2023, BELLUS Health completed the Arrangement with the Purchaser pursuant to which the Purchaser acquired all of the issued and outstanding Common Shares for US$14.75 in cash per Common Share, pursuant to the terms of the arrangement agreement dated April 17, 2023 among BELLUS Health, the Purchaser and GSK.

As a result of the completion of the Arrangement, BELLUS Health and Bellus Health Cough Inc., a wholly-owned subsidiary of BELLUS Health, were amalgamated, carrying on under the name of BELLUS Health Inc., and subsequently became a wholly-owned subsidiary of the Purchaser and an indirect wholly-owned subsidiary of GSK.

The Common Shares will be de-listed from the Toronto Stock Exchange on or about June 30, 2023 and from the Nasdaq Global Select Market on or about July 10, 2023. BELLUS Health will apply to cease to be a reporting issuer under Canadian securities laws. BELLUS Health will also deregister the Common Shares under the U.S. Securities Exchange Act of 1934, as amended.

Further details of the Arrangement are set out in the management information circular of BELLUS Health dated May 16, 2023, which is available under BELLUS Health’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item	6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item	7: Omitted Information

None.

Item	8: Executive Officer

For further information, please contact:

Christopher W. Cummins

Vice President and Secretary

christopher.w.cummins@gsk.com

416-574-0602

Item	9: Date of Report

June 28, 2023

Cautionary statement regarding forward-looking statements relating to BELLUS Health

This material change report may include “forward-looking statements” within the meaning of the applicable securities laws, including with respect to the delisting of BELLUS Health’s Common Shares from the Toronto Stock Exchange and the Nasdaq Global Select Market, BELLUS Health’s application to cease to be a reporting issuer under Canadian securities laws and the deregistration of the Common Shares under the U.S. Securities Exchange Act of 1934, as amended. Readers are urged to consider statements labelled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Each forward-looking statement contained in this material change report is based on the current expectations of management and is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. Investors are encouraged to read BELLUS Health’s filings available on the SEC website at www.sec.gov and on the SEDAR website at www.sedar.com, for a discussion of such risks and uncertainties. BELLUS Health cautions investors not to rely on the forward-looking statements contained in this material change report when making an investment decision in their securities. The forward-looking statements in this material change report speak only as of the date of this material change report and BELLUS Health undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.